UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number ___000-29870

AGAVE SILVER CORP.

(Translation of registrant’s name into English)

#1601 - 675 West Hastings Street, Vancouver BC, V6B 2N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The document listed below as Exhibit 99.1 to this Form 6-K is a copy of the Registrant’s news release dated January 15, 2014 announcing “TransAlta Establishes Joint Venture to construct a Natural Gas Pipeline in Western Australia”.

This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agave Silver Corp.

By:	/s/Ronald Lang
Ronald Lang
President and Chief Executive Officer

Date: January 28, 2014

EXHIBIT INDEX

EX-99.1	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS SIX MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
EX-99.2	MANAGEMENT'S DISCUSSION & ANALYSIS SIX MONTHS ENDED SEPTEMBER 30, 2013
EX-99.3	Certification of Interim Filings CEO
EX-99.4	Certification of Interim Filings CFO
EX-99.5	EARLY WARNING REPORT
EX-99.6	REPORT OF ACQUISITION OF UNITS OF AGAVE SILVER CORP. Press Release Dec 3, 2013
EX-99.7	MATERIAL CHANGE REPORT December 2, 2013
EX-99.8	AGAVE SILVER CORP. provides corporate update Press Release Oct 22, 2013
EX-99.9	Agave Silver Corp. extends previously announced financing Press Release Oct 25, 2013
EX-99.10	Agave Silver Corp. CLOSES SECOND TRANCHE OF PRIVATE PLACEMENT FINANCINg; provides update on Kaslo property; announces intention to ATTAIN flow through financing Press Release Dec 3, 2013